EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges
Six months ended June 30, (dollars in millions)

	CIT	Predecessor CIT

	2010	2009

Earnings:
Net income (loss) attributable to common shareholders (1)	$239.4	$(2,082.6)
Provision for income taxes	113.6	20.7

Income (loss) before provision for income taxes	353.0	(2,061.9)

Fixed charges:
Interest and debt expenses on indebtedness	1,651.4	1,290.7
Interest factor: one-third of rentals on real and personal properties	7.8	10.4

Total fixed charges	1,659.2	1,301.1

Total earnings before provision for income taxes and fixed charges	$2,012.2	$(760.8)

Ratios of earnings to fixed charges	1.21x	(1)

(1) Earnings were insufficient to cover fixed charges by $2,061.9 million for the six months ended June 30, 2009.